

OFFERING MEMORANDUM

facilitated by



Bullfinch Brewpub

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) Basic Information About the Company

Name of Company	Bullfinch Brewpub
State of Organization	NY
Date of Formation	07/12/2018
Entity Type	Limited Liability Company
Street Address	19 Willink Ave, Syracuse NY, 14210
Website Address	https://www.facebook.com/Bullfinchbrewpub/

(B) Directors and Officers of the Company

Key Person	David Collins
Position with the Company Title First Year	 2018
Other business experience (last three years)	**Role:** Brewery Consultant, 42 North Brewery **Date Employed:** August 2018 - Present **Location:** Buffalo, NY **Role:** Brew Master, Resurgence Brewing Company **Date Employed:** Jan 2014 - July 2018 **Location:** Buffalo, NY

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
David Collins	100%

(D) The Company's Business and Business Plan

Bullfinch will be Syracuse's first and only fully operational Brewpub/Museum aka Brewseum! We will be making ten barrel batches of craft beer that will constantly change, and rotate through the year. The owner/brewer has been working toward this goal since he started brewing. Dave Collins attended the 2 year Brewmaster and Brewery Operations Management Program at Niagara College Canada in 2010. From there he opened/installed/operated/brewed/ran the brewery at Gordon Biersch in Destiny Mall in Syracuse for 2 years. After that he was the Brewmaster that opened and operated Resurgence Brewing Co. in Buffalo, NY for 5 years. Currently he is a brewery consultant, and works to open Bullfinch every day. It is a project of passion and has been his dream for a decade.

the opportunity

By investing in Bullfinch Brewpub, you will support a business that is going to bring jobs to Syracuse, and will give back to the local community. The Onondaga Historical Association is curating local artifacts and has raised grant money to install a fun and informative museum aspect that will be right in the brewery next to the tap room. It will highlight local history and show off Syracuse's proud history of brewing.

- Bullfinch will be on the first floor of the new Inner Harbor project at the Iron Pier. With our proximity to the 690 and the 81 highways we are incredibly easy to access. Also, there are almost 200 apartments in the building which means we have a built in customer base in the building itself. There is parking on site, and we are close to the Destiny mall. All of this means that our location is the prime place to put our Brewpub/Brewseum.
- Bullfinch will be the country's only operating Brewseum. There are other breweries in town, but our advantage is the brewmaster's rich and diverse experience in breweries and has a record of success. Syracuse is well behind many other cities for the amount of breweries, so we will be coming in at a very opportune time.

Key performance indicators

- Average Monthly Revenue: [$286,070]
- Average beer cost: [$7]
- Profit Margin: [95% on beer costs]
- Sales per Square Foot: [$57]
- Sales per Employee: [18 employees = $15,892.78 per month]

from the founder

> We are very excited for you to be a part of Bullfinch Brewseum's next chapter. The community of Syracuse is important to us and we plan to bring great beer and a great experience to Syracuse. A percentage of our sales will be donated to the Onondaga Historical Association every month as well! I can't wait to bring creativity and my passion for craft beer to Syracuse!

—David J. Collins

Operations Plan

We have many options for food service purveyors and will likely use a mix of a few to find the best ingredients while still being cost conscious. Food Service Direct sells top round roast beef for 2.89$ per pound. Beef on Weck sandwiches use 8oz portion sizes so this means it costs 1.44$ per sandwich and we can sell these for 10$. With the bun, optional cheese and fries the cost comes up to 2$ per sandwich. If we sell 5 of these per hour it is a profit of 40$ per hour. This is 480$ a day.

At Lorenzo's food market in Syracuse we can buy a case of wings for 169.60$ This is 40 pounds. According to the USDA there are 5 wings per pound which means there are 200 wings per 40-pound box. We can sell 10 wings at a price of 12 dollars. With 20 servings per box we can make 240$ per box. This is 70$ per box profit. If we sell 5 orders per hour we will make 17.60$ and 211.2$ a day on wings.

At Sunshine Food Market beef for burgers is 2.79$ per pound. Burgers also have 8oz serving sizes so this is 1.40$ per sandwich. After bun, lettuce, cheese, and a side of fries the cost of this plate is 2.30$. We can also sell these for 10$ a plate minimum. If we sell 5 burgers an hour we can also make 38.5$ an hour and 462$ a day.

All in all, assuming these modest figures for food output, it shows us that we can expect to gross 8,072.40$ a week in food. This is 34,980.40$ per month and 419,764.80$ per year before beer sales. Our total food sales without factoring in cost would be 160$ an hour, 1,920$ a day, 13,440$ a week, 58,240$ a month, and 698,880$ per year.

The brewery part of the pub will be perfectly positioned to keep fresh beer always flowing with a 10 Barrel batch size with five 20 Barrel fermenters, and ten 10 barrel serving tanks. Brewing will take place Monday through Friday mornings. Our fermenters will never be empty. The brews will start at 8am and can take up to 6 hours depending on run-off times. The bar will open at 11:30am and must close by 2am in Syracuse, although we plan to close at midnight unless we are busy. On the weekends we will open at 11am for brunch. Selling everything on site yields the highest profit margin for our beers.

Wings are great because they are cheap to make and we can do all sorts of flavors from BBQ, mild to hot, garlic and honey, sheffeild (a uniquely spiced and breaded wing type). This makes us different and word of mouth spreads quickly in Syracuse especially when people find something new and different to try. Sunday brunch is very popular in Syracuse and we plan to have Coffee flavored beers and Beermosas available for weekend brunches as well.

With 10 serving tanks at the ready all the time, we can serve up to 10 house beers on tap, but with our constantly rotating draft list we need to make sure everyone is accounted for. For this reason, we can have beer from other local breweries on tap. Some local breweries produce light lager style beers that we can offer the less adventurous beer drinkers who are not yet craft beer lovers.

Offerings

- Craft beer made on site, local cider, mead, wine, and NYS made liquor
- Creative pub food infused with brewing ingredients for a unique experience such as Barley-honey Cajun BBQ wing sauce!
- A walking museum of local brewing history and artifacts hung all over the space.

In the press

- http://www.syracuse.com/business/2019/08/what-the-heck-is-a-brewseum-and-why-is-it-coming-to-syracuses-inner-harbor.html
- https://cnycentral.com/news/local/bringing-beer-and-history-together-in-syracuse

(E) Number of Employees

The Company currently has 1 employees.

(F) Risks of Investing

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

These securities are offered under an exemption from registration under federal law. The U.S. Securities and Exchange Commission (the "SEC") has not made an independent determination that these securities are exempt from registration. The SEC has not passed upon the merits of the securities or the terms of the offering, and has not passed upon the accuracy or completeness of the offering documents or literature.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$75,000
Offering Deadline	February 11, 2020

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

(H) Commitments that Exceed the Target Offering Amount

Will the company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$107,000
If Yes, how will the company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Taproom Buildout	$70,500	$70,500
Enhanced Inventory	$0	$30,080
Mainvest Compensation	$4,500	$6,420
TOTAL	$75,000	$107,000

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

To Cancel Your Investment

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." Many of the terms of the Notes are set forth in a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	0.9 - 1.3%[2]
Payment Deadline	2029-01-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.75 x 1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	Thirty (30) days after the last day of the calendar quarter ending not less than Sixty (60) days after the sharing start date.
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.75%

[1] as further defined in the note agreement

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 0.9% and a maximum rate of 1.3% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$75,000	0.9%
$83,000	1.0%
$91,000	1.1%
$99,000	1.2%
$107,000	1.3%

[3] To reward early participation, the investors who contribute the first $25,000.0 raised in the offering will receive a 1.75x cap. Investors who contribute after $25,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

The Company has no outstanding securities.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
David Collins	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not made any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

(S) The Company's Financial Condition

No operating history

Bullfinch Brewpub was established in July, 2018, but didn't begin fundraising and buildout until mid-2019. We are in the build-out phase, with a lease signed, but have not yet begun operations. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

ADDITIONAL CAPITAL

The Company is planning on raising additional debt capital in the near future (following the filing of this Form C) and will need to raise those funds in order to launch the business.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its 5-year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the company and utilizing any pro forma provided by the Company for making investment decisions.

Bullfinch Pub Financial Forecast

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,921,769	$2,402,988	$2,499,108	$2,574,081	$2,651,303
Cost of goods sold	$1,056,973	$1,321,643	$1,374,509	$1,415,744	$1,458,217
Gross profit	$864,796	$1,081,345	$1,124,598	$1,158,336	$1,193,086
OpEx					
Rent	$77,139	$96,455	$100,313	$103,323	$106,422
Bank loan payment	$66,000	$66,000	$66,000	$66,000	$66,000
Utilities	$13,600	$17,005	$17,686	$18,216	$18,763
Insurance	$25,000	$25,625	$26,266	$26,922	$27,595
Advertising	$24,000	$30,010	$31,210	$32,146	$33,111
Legal & Professional	$10,000	$10,250	$10,506	$10,769	$11,038
Office and Admin	$12,000	$15,005	$15,605	$16,073	$16,555
Repairs & Maintenance	$10,000	$12,504	$13,004	$13,394	$13,796
Payroll	$360,000	$450,146	$468,151	$482,196	$496,662
Manager salary	$60,000	$61,500	$63,038	$64,613	$66,229
Supplies	$120,000	$150,049	$156,050	$160,732	$165,554
Other expense 3	$0	$0	$0	$0	$0
Other expense 4	$0	$0	$0	$0	$0
Total	$777,739	$934,548	$967,829	$994,385	$1,021,725
Operating Profit	$87,057	$146,796	$156,769	$163,951	$171,361

(U) Disqualification Events

The answer for the Company is No, none of the designated people committed any of the prohibited acts, ever.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer offers "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V